UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 18, 2013, Alvarion Ltd. (“Alvarion”) issued a press release and furnished a related Report of Foreign Private Issuer on Form 6-K (the “Original Form 6-K”) announcing that the record date and effective date for the previously-reported 1-for-10 reverse stock split with respect to all of its outstanding ordinary shares would be April 1, 2013 and April 2, 2013, respectively.

In the press release that was attached as Exhibit 99.1 to the Original Form 6-K, Alvarion noted that upon execution of the reverse split, a “D” will be placed on its stock’s ticker symbol for 20 business days, as had been the practice of NASDAQ.

NASDAQ has subsequently informed Alvarion that it will not be placing a “D” on Alvarion’s ticker symbol following the effectiveness of the reverse stock split, as it is no longer NASDAQ’s practice to do so.

This amended Report of Foreign Private Issuer on Form 6-K/A is being furnished solely to update the information contained in the Original Form 6-K (in the press release attached thereto and incorporated by reference therein) as it relates to Alvarion’s ticker symbol following the reverse stock split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 18, 2013	By:	/s/ Avi Stern
Name:Avi Stern
Title: Chief Financial Officer